Exhibit 99.6

coform	88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	11	04	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	10,686
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	251.00p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus) shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode	When you have completed and signed the form please send it to the Registrar of Companies at:

	Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales or	DX 33050 Cardiff

	Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland	DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details	Shares and share class allotted
(list joint allottees as one shareholder)

Name(s) see attached	Class of shares allotted	Number allotted

Address

UK postcode_______________

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode_______________

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode_______________

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode_______________

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ Steve Webster Steve Webster director	Date 12/04/07 Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
	DX number	DX exchange

									Shares
Title	Forename(s)	Surname	Address				Post Code	Class of Share	Allotted
MR	JAMES	ARMSTRONG	HURLEYWELL	HAZELBANK	LANARK	LANARKSHIRE	ML11 9XL	Ordinary	7,320
MR	DAVID	HARPER	15B RUGBY ROAD	BARBY	RUGBY	WARWICKSHIRE	CV23 8UA	Ordinary	292
MR	BARRY	PARSONS	WATERSTRAAT 36A	7411 KW	DEVENTER	THE NETHERLANDS		Ordinary	878
MR	JASON	SMITH	15 WATERWORKS LANE	WINWICK	WARRINGTON	CHESHIRE	WA2 8LH	Ordinary	732
MR	RODNEY	TATE	207 MAIN ROAD	HAWKWELL	HOCKLEY	ESSEX	SS5 4EQ	Ordinary	1,464

									10,686